02044256

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___N/A___ to __________

Commission File Number 1-777

A. **Full title of the plan and the address of the plan, if different from that of the issuer named below:**

J. C. Penney Corporation, Inc.
Savings, Profit-Sharing and Stock Ownership Plan*(see p.(i))

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

Form 11-K Annual Report

*For the full fiscal year ended December 31, 2001, the title of the plan was J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan. Effective January 27, 2002, the title of the plan was changed to J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan.

As disclosed in J. C. Penney Company, Inc.'s 2001 10-K, effective January 27, 2002, J. C. Penney Company, Inc. changed its corporate structure to a holding company format. As part of this structure, J. C. Penney Company, Inc. changed its name to J.C. Penney Corporation, Inc. (JCP) and became a wholly-owned subsidiary of a newly formed affiliated holding company (Holding Company). The new holding company assumed the name J. C. Penney Company, Inc. The Holding Company has no direct subsidiaries other than JCP, nor does it have any independent assets or operations. All outstanding shares of common and preferred stock were automatically converted into the identical number of and type of shares in the new holding company. Stockholders' ownership interests in the business did not change as a result of the new structure. Shares of JCP remain publicly traded under the same symbol (JCP) on the New York Stock Exchange. The Holding Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP's outstanding debt securities. The guarantee by the Holding Company of certain of JCP's outstanding debt is full and unconditional.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

By: ______________________

B. A. Hill
Member of Benefits Administration Committee

June 26, 2001

INDEPENDENT AUDITORS' CONSENT

The J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee
Benefits Administration Committee, and the
Human Resources Committee

We consent to the incorporation by reference in the registration statements (Nos. 33-24462, 33-56993, 33-59666, 333-33343-99) on Form S-8 of J. C. Penney Company, Inc. of our report dated June 7, 2002 relating to the statements of net assets available for benefits of the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits and related schedules for the years then ended, which report appears in the December 31, 2001 annual report on Form 11-K of the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan.

KPMG LLP

Dallas, Texas
June 24, 2002

J.C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Table of Contents

KPMG

200 Crescent Court
Suite 300
Dallas, TX 75201-1885

Independent Auditors' Report

The J. C. Penney Corporation, Inc.
Benefit Plans Investment Committee,
Benefits Administration Committee, and the
Human Resources Committee:

We have audited the accompanying statements of net assets available for benefits of the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's "Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974." These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 7, 2002

J. C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Assets:		
Cash	$ 1,060,776	$ 2,546,993
Investments, at fair value (notes 2 and 8):		
J. C. Penney Company, Inc. common stock – 36,496,695 shares in 2001 and 36,947,057 shares in 2000	981,761,096	401,799,245
J. C. Penney Company, Inc. preferred stock – 608,580 shares in 2001 and 669,586 shares in 2000	365,148,090	401,751,810
Daily EAFE Fund – 17,870,635 units in 2001 and 18,322,920 units in 2000	157,940,676	206,261,105
Intermediate Bond Fund – 989,341 units in 2001 and 1,200,218 units in 2000	103,581,028	115,524,609
Russell 3000 Fund – 59,596,672 shares in 2001 and 66,730,051 shares in 2000	505,558,567	639,207,160
State Street Bank Liquidity Fund	126,979,717	134,206,953
American Express, Inc. Collective Trust	—	3,749,999
Funds held under structured investment contracts:		
Short-term investment funds	35,293,649	30,889,927
U.S. agency-backed collateralized mortgage obligations	66,667,890	42,419,640
Government agency nontaxable bonds	167,541,496	157,786,121
Government trust certificates	8,707,509	35,640,614
Credit card backed taxable bonds	165,126,243	145,423,566
Noncredit card backed taxable bonds	415,565,900	355,646,914
Wrap agreements	(17,752,642)	228,609
Funds with insurance companies, at contract value	278,740,003	223,464,650
Participants' loans (unpaid principal balance approximates fair value)	94,153,652	88,854,447
Total investments	3,455,012,874	2,982,855,369
Receivables:		
Accrued Company contribution	57,523,206	—
Miscellaneous	55,195	1,085,636
Accrued interest and dividends	257,485	400,784
Distribution of stock due from Prudential demutualization	7,735,759	—
	65,571,645	1,486,420
Total assets	3,521,645,295	2,986,888,782
Liabilities:		
Accounts payable and other liabilities	800,185	423,458
Total liabilities	800,185	423,458
Net assets available for benefits	$ 3,520,845,110	$ 2,986,465,324

See accompanying notes to financial statements.

J. C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:		
Investment income:		
Net appreciation (depreciation) in fair value of investments	$ 494,633,997	$ (395,386,110)
Interest	80,765,017	78,796,946
Dividends	50,071,132	67,857,740
Miscellaneous income – Prudential demutualization	6,980,596	—
	632,450,742	(248,731,424)
Investment expenses	(1,575,863)	(1,615,817)
	630,874,879	(250,347,241)
Contributions:		
Proceeds from redemption of preferred shares	11,229,242	23,852,507
J. C. Penney Company, Inc. (including noncash contribution of $57,523,194 in Common Stock in 2001, recorded at fair value on the date of contribution)	59,323,443	600,000
Participants	187,939,479	211,575,731
	258,492,164	236,028,238
Total additions (negative additions)	889,367,043	(14,319,003)
Deductions from net assets attributed to:		
Benefit payments	369,735,016	450,688,344
Administrative expense	9,040,458	7,271,117
Total deductions	378,775,474	457,959,461
Change in net assets available for benefits	510,591,569	(472,278,464)
Merger of other plans (note 6)	23,788,217	96,784,958
Beginning net assets available for benefits	2,986,465,324	3,361,958,830
Ending net assets available for benefits	$ 3,520,845,110	$ 2,986,465,324

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan summary description for more complete information.

(a) General

The Plan is a defined contribution plan available to all eligible employees (Associates) of J. C. Penney Company, Inc. (the Company) and certain subsidiaries. Associates who have completed at least 1,000 hours of service within an eligibility period (generally 12 consecutive months) and have attained age 21 are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The financial statements include all of the funds that comprise the Plan. Participants' accounts share in the Company's costs to administer the Plan. These costs include trustee, investment management, audit fees, and other expenses. Administrative expenses of the Plan not paid by the J. C. Penney Company, Inc. Savings, Profit-Sharing and Stock Ownership Plan Trust (the Trust) are paid by the Company.

State Street Bank & Trust Company serves as the Plan's Trustee.

(b) Payment of Benefits

Generally, Associates' account balances remain in the Plan until the Associates elect payment. The normal form of payment is a lump-sum settlement (cash and/or J. C. Penney Company, Inc. common stock). Associates who joined the Plan before January 1, 1996 and are 100% vested may elect an optional annuity for life or installment payments from an insurance company payable for a specified period of time if the annuity starting date is before May 1, 2001. Associates in deferred status who are 100% vested in the Company Account may request periodic withdrawals, fixed monthly payments of at least $100, or a complete distribution. Minimum required distributions will begin by April 1 of the year following the year of separation for an Associate who has attained age 70½ and will continue each year thereafter to comply with federal law.

(c) Contributions

Associates who are classified as highly compensated (earning $85,000 or more annually in 2001, and $80,000 or more annually in 2000) are permitted to contribute 8% of their earnings (up to a maximum of $170,000 for 2001 and 2000) with a maximum of 6% in tax-deferred deposits (subject to an annual maximum of $10,500 in 2001 and 2000). Associates earning between $22,501 and $85,000 in 2001 and $80,000 in 2000 are permitted to contribute 10% of their earnings with a maximum of 8% in tax-deferred deposits. Nonhighly compensated Associates (those earning less than $22,501 annually) may contribute 20% of earnings with a maximum of 20% in tax-deferred deposits.

The Company contributes to the Plan an amount which is equal to 4½% of the Company's available profits. The Company's contribution amounted to approximately $10.3 million in Common Stock in 2001. Additionally, a special matching contribution of approximately $47.2 million in Common Stock was approved and made for the 2001 plan year. As the Company did not generate profits in fiscal year 2000 as defined under the Plan, no matching contribution was allocated to Plan participants for 2000. Noncash contributions of Common Stock are recorded at fair value on the date of contribution. Separating participants who met Plan criteria to receive a partial-year company contribution were paid $1.8 million and $0.6 million in 2001 and 2000, respectively. The Company contributions are allocated to each Associate's Common Stock account in accordance with the ratio that each Associate's deposits, not in excess of 6% of earnings (matched deposits), bear to all such deposits by Associates for the applicable Plan year. The value of the 2001 annual allocation and special allocation to Associates was equal to 58% of matched deposits.

(d) Associates' Accounts

Associates' account balances are invested in the Plan's investment programs in accordance with their elections. These investment programs include the Penney Stock Accounts (consisting of investments in J. C. Penney Company, Inc. Common Stock and J. C. Penney Company, Inc. Preferred Stock), the Aggressive (consisting of investments in U.S. and non-U.S. equity funds), Moderate (consisting of investments in bond funds and U.S. and non-U.S. equity funds) and Conservative (same investments as Moderate with greater emphasis on fixed income securities) Fund Accounts, and the Interest Income Account (consisting of contracts with insurance companies and structured investment contracts, which earn a specific interest rate for a specified period of time). Each of these funds is maintained on a unit-value basis and, accordingly, the actual earnings and appreciation or depreciation in the underlying securities are reflected in the daily unit value.

(e) Associates' Loans

Loans may be made available upon request to Associates who have not separated from service. All loans must be adequately secured and bear interest at a reasonable rate. Interest rates on the loans approximated 8.375% in 2001 and 10.125% in 2000. Loan amounts and the term of repayment are limited in accordance with Plan provisions.

(f) Vesting

Associates are immediately vested in their contributions and earnings thereon. Vesting in Company matching contributions and any earnings thereon is graduated at 20% per full year of service up to 100% after the earlier of five years of service, normal retirement age, death, or total disability. Associates who separate from service prior to full vesting of their rights forfeit the unvested balance.

(2) Summary of Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value except for its investment contracts with insurance companies which are valued at contract value (note 8). The average cost method is used to calculate gains and losses on the sale of investments. The Company stock and other securities are valued at their quoted market prices. The fair value of the Preferred Stock, which is not publicly traded, is determined to be the greater of its issue price of $600 per share or the common stock price into which it can be converted; as such, the amounts included in the financial statements were determined by using the issue price. Associates' loans are valued at unpaid principal balance, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives in its statement of net assets and measure those instruments at fair value with changes recognized in the statement of changes in net assets. The adoption of this standard did not have a material impact to the financial results for the period ended December 31, 2001.

(e) Use of Estimates

Certain amounts included in the financial statements are estimated based on currently available information and management's judgment as to the outcome of future conditions and circumstances. While every effort is made to ensure the integrity of such estimates, including the use of third-party specialists where appropriate, actual results could differ from these estimates.

(3) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan and the related Trust at any time subject to the provisions of ERISA. In the event of Plan termination, Associates will become fully vested in amounts allocated to their accounts.

(4) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 8, 1996, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(Continued)

(5) Form 5500 Reconciliation

Investments and investment income for the Plan's 2001 and 2000 financial statements and Form 5500 reporting are classified in different line item categories due to the financial statements containing more specific categories than the Form 5500. The total amount of investments and investment income in the financial statements agree to the amount recorded on Form 5500.

Net assets and total deductions reported in the Plan's 2001 Form 5500 are different from the corresponding amounts reported in the accompanying financial statements due to participant loans which were deemed as distributions. The differences between the Plan's 2001 Form 5500 and the accompanying financial statements are as follows:

Net assets available for benefit per the Form 5500	$	3,519,259,768
Deemed distributions of participant loans		1,585,342
Net assets available for benefit per the financial statements	$	3,520,845,110
Total deductions per the Form 5500	$	380,360,816
Deemed distributions of participant loans		(1,585,342)
Total deductions per the financial statements	$	378,775,474

(6) Plan Mergers and Transfer of Assets

During the year, the net assets of the Genovese Retirement and Savings Plan were merged into the Plan effective July 2, 2001. Certain assets not distributed to plan participants from the Genovese Retirement and Savings Plan, a terminated plan, were transferred to the Plan effective July 2, 2001. The mergers and transfer of assets did not result in any significant change in plan administration, vested benefits, or net assets of the Plan.

(7) Investment in Stock Due from Prudential Financial, Inc.

On December 18, 2001, Prudential Financial completed its conversion from a mutual company to a stock company. As part of the conversion, stock was issued to eligible owners of the Company. Due to the demutualization, the Plan was allocated 233,075 shares of Prudential Financial Inc. stock. As a result of the transaction, the Plan recognized $6,980,596 in income and $755,163 in unrealized gains with a receivable for the total amount of $7,735,759 at December 31, 2001. The actual receipt of the shares occurred on January 23, 2002.

(8) Investments

Funds with insurance companies at December 31, 2001 and 2000 are recorded at stated contract value, which approximates fair value as reported to the Plan by the insurance companies, and represent the principal balance plus interest earned on the investments. Interest rates on these contracts range from 5.69% to 7.97% at December 31, 2001 and maturities range from March 2002 to September 2006.

The Plan also invests in synthetic investment contracts. Under these arrangements, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities.

The Preferred Stock is convertible into Common Stock at a ratio of 1:20. Each 1/20 of a share of Preferred Stock has a minimum value of $30. The Company has the option of settling an Associate's Penney Preferred Stock Account in cash or whole shares of the Common Stock derived from the conversion of the Preferred Stock to Common Stock, or any combination thereof, if the market price of Common Stock at the time of distribution is equal to or less than the conversion value of $600 per share of the Preferred Stock. The Plan received approximately $11.2 million in cash in 2001 and $23.9 million in cash in 2000 for settlement from redemption of Preferred Stock. However, if an Associate requests settlement of such account in shares, the Associate will receive shares of the Common Stock derived from the conversion of the Preferred Stock to Common Stock. An Associate's Penney Preferred Stock Account will be settled with the Common Stock derived from the conversion of the Preferred Stock to Common Stock if the market price of Common Stock exceeds the conversion value of $600 per share of the Preferred Stock. The annual dividend on the Preferred Stock is 7.9%, payable semiannually on January 1 and July 1.

Except for certain funds with insurance companies, the Plan's investments are held by the Trustee. The following tables present investment information.

The number of units and net asset value per unit at December 31, 2001 and 2000 follows:

	December 31, 2001		December 31, 2000	
	Units	**Net asset value**	**Units**	**Net asset value**
Penney Common Stock Account	227,814,464	$ 4.398910	226,934,766	$ 1.843436
Penney Preferred Stock Account	71,379,035	4.941786	78,563,602	4.956519
Aggressive Fund Account	39,628,174	12.269248	45,228,348	14.316592
Moderate Fund Account	13,984,742	12.880953	15,167,924	13.889994
Conservative Fund Account	7,747,462	13.132210	7,795,918	13.508554
Interest Income Account*	94,865,080	12.985278	91,417,555	12.258485

*Units are not assigned to Associates' loans receivable.

The net asset value for the Penney Preferred Stock Account is based on the value of the Penney Preferred Stock allocated to Associates, excluding forfeitures, as of December 31, 2001 and 2000.

(Continued)

Investments that represent 5% or more of the Plan's net assets are separately identified:

Investments	2001 Fair/contract value	2000 Fair/contract value
Investments at fair value as determined by quoted market price:		
J. C. Penney Company, Inc. common stock	$ 981,761,096	$ 401,799,245
J. C. Penney Company, Inc. preferred stock	365,148,090	401,751,810
Daily EAFE Fund	157,940,676	206,261,105
Russell 3000 Fund	505,558,567	639,207,160
Noncredit card backed taxable bonds	415,565,900	355,646,914
Other	656,144,890	665,870,038
	3,082,119,219	2,670,536,272
Participant loans (interest rates approximated 8.4% in 2001 and 10.1% in 2000)	94,153,652	88,854,447
Investments at contract value:		
Funds with insurance companies	278,740,003	223,464,650
	$ 3,455,012,874	$ 2,982,855,369

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value of $494,633,997 and ($395,386,110), respectively, as follows:

	2001	2000
J.C. Penney Company, Inc. common stock	$ 601,592,920	$ (321,135,056)
J.C. Penney Company, Inc. preferred stock	—	(52,595)
Aggressive Fund Account	(89,822,936)	(67,551,464)
Moderate Fund Account	(14,925,964)	(7,744,514)
Conservative Fund Accounts	(2,982,582)	447,460
Interest Income Account	17,396	650,059
Equity Investment	755,163	—
	$ 494,633,997	$ (395,386,110)

(Continued)

(9) Subsequent Event

Effective January 27, 2002, J.C. Penney Company, Inc. changed its corporate structure to a holding company format. As part of this structure, J.C. Penney Company, Inc. changed its name to J.C. Penney Corporation, Inc. (JCP) and became a wholly owned subsidiary of a newly formed affiliated holding company (Holding Company). The new holding company assumed the name J.C. Penney Company, Inc. The Holding Company has no subsidiaries other than JCP. The Holding Company has no independent assets or operations. All outstanding shares of common and preferred stock were automatically converted into the identical number and type of shares in the new holding company. Stockholders' ownership interest in the business did not change as a result of the new structure. Shares of the Company remain publicly traded under the same symbol (JCP) on the New York Stock Exchange. The Holding Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP's outstanding debt securities. The guarantee by the Holding Company of certain JCP's outstanding debt securities is full and unconditional.

J.C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule of Assets Held at End of Year

December 31, 2001

Identity of issue	Description of asset			Current value
J.C. Penney Company, Inc *	Common Stock	36,496,695	shares	$ 981,761,096
J.C. Penney Company, Inc *	Preferred Stock	608,580	shares	365,148,090
State Street Bank *	Daily EAFE Fund	17,870,635	units	157,940,676
State Street Bank *	Intermediate Bond Fund	989,341	units	103,581,028
State Street Bank *	Russell 3000 Fund	59,596,672	shares	505,558,567
State Street Bank *	Liquidity Fund	126,979,717	units	126,979,717
Funds held under structured investment contracts				
SP SIC Pool	State Street Short Term	20,442,368	units	20,442,368
CDSIC	Cash (U.S. $)	(12,552,956)	units	(12,552,956)
CDSIC	State Street Short Term	27,404,237	units	27,404,237
Total short-term investment funds				35,293,649
SP SIC Pool	Boeing Cap Corp	7.100%	Matures 9/27/05	5,322,644
SP SIC Pool	Rockwell Intl Corp NTS	7.875%	Matures 2/15/05	1,091,790
SP SIC Pool	Rockwell Intl Corp NTS	6.625%	Matures 6/1/05	1,345,072
SP SIC Pool	BMWOT 1999-A A3	6.410%	Matures 4/25/03	663,831
SP SIC Pool	DCAT 2001 B A4	5.320%	Matures 9/6/06	5,871,480
SP SIC Pool	FORDO 2000-E A4	6.740%	Matures 6/15/04	1,551,773
SP SIC Pool	NAROT 2001-C A4	4.800%	Matures 2/15/07	4,071,013
SP SIC Pool	PRAT 1999-3 A3	6.270%	Matures 4/5/03	770,730
SP SIC Pool	WESTO 2000-A A3	7.220%	Matures 9/20/04	390,802
SP SIC Pool	DaimlerChrysler MTNB	6.590%	Matures 6/18/02	2,033,778
SP SIC Pool	Ford Motor Credit	6.875%	Matures 2/1/06	1,027,346
SP SIC Pool	Ford Motor Credit	6.700%	Matures 7/16/04	1,041,558
SP SIC Pool	Ford Motor Credit Co Global BD	6.500%	Matures 2/28/02	1,027,018
SP SIC Pool	Ford Motor Credit SNR NTS	8.000%	Matures 6/15/02	1,022,566
SP SIC Pool	Ford Motor Credit SR NT	6.550%	Matures 9/10/02	1,034,616
SP SIC Pool	General Motors Acceptance Corporation	6.750%	Matures 2/7/02	1,030,350
SP SIC Pool	General Motors Acceptance Corporation	6.380%	Matures 1/30/04	1,034,860
SP SIC Pool	GMAC	7.625%	Matures 6/15/04	3,143,757
SP SIC Pool	GMAC Mtn	6.750%	Matures 12/10/02	2,085,050
SP SIC Pool	Hertz Corp SNR NTS	7.000%	Matures 5/1/02	1,020,307
SP SIC Pool	Toyota Motor Credit Corp	5.625%	Matures 11/13/03	2,618,550
SP SIC Pool	Abbey National Mtn	6.690%	Matures 10/17/05	1,600,743
SP SIC Pool	Abbey National 1st Cap Sub	8.200%	Matures 10/15/04	3,337,143
SP SIC Pool	ABN-AMRO BK NV (Chicago)	7.550%	Matures 6/28/06	5,430,246
SP SIC Pool	ABN-AMRO BK NV (Chicago)	7.250%	Matures 5/31/05	1,071,503
SP SIC Pool	Banc One Corp Sub NTS	7.250%	Matures 8/1/02	1,056,468
SP SIC Pool	Bank of Boston Corp	6.625%	Matures 2/1/04	1,076,854
SP SIC Pool	CIBC Capital FDG 144A	6.400%	Matures 12/17/04	1,045,339
SP SIC Pool	CIBC Capital FDG 144A	6.250%	Matures 12/17/04	1,032,011
SP SIC Pool	Citigroup	9.500%	Matures 3/1/02	3,128,210
SP SIC Pool	Den Danske Bk Sub NT144A	6.550%	Matures 9/15/03	1,381,947
SP SIC Pool	Dresdner Bank A G	6.625%	Matures 9/15/05	1,058,267
SP SIC Pool	First National Bank of Boston BK NT	7.375%	Matures 9/15/06	2,194,011
SP SIC Pool	First Union Corp	7.000%	Matures 3/15/06	1,080,651
SP SIC Pool	First Union Corp Sub NT	8.125%	Matures 6/24/02	1,027,980
SP SIC Pool	First Union Corp Sub NT	8.000%	Matures 11/15/02	1,053,162
SP SIC Pool	Fleetboston Financial Corp	4.875%	Matures 12/1/06	3,303,695
SP SIC Pool	HSBC Americas Inc	7.000%	Matures 11/1/06	1,504,729
SP SIC Pool	JP Morgan & Co SUBNT	7.625%	Matures 9/15/04	1,096,831
SP SIC Pool	MBNA America Bank NA	6.500%	Matures 6/20/06	5,473,084
SP SIC Pool	Mellon Financial	5.750%	Matures 11/15/03	1,045,577
SP SIC Pool	Midland Bank PLC	7.625%	Matures 6/15/06	3,273,297
SP SIC Pool	Morgan JP & Co Inc	6.875%	Matures 1/15/07	2,173,803
SP SIC Pool	NationsBank Corp MTN	5.850%	Matures 2/5/02	3,080,325

(Continued)

J.C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

Schedule of Assets Held at End of Year

December 31, 2001

Identity of issue	Description of asset				Current value
SP SIC Pool	NationsBank Corp SNR	7.000%	Matures 5/15/03	$	1,117,362
SP SIC Pool	Northern Trust Company SNR NTS	6.650%	Matures 11/9/04		1,064,626
SP SIC Pool	Northwest Corp Mtn	7.650%	Matures 3/15/05		1,097,685
SP SIC Pool	Toronto Dominion Step-Up	6.500%	Matures 1/15/07		3,068,617
SP SIC Pool	Wachovia Corp	7.450%	Matures 7/15/05		2,221,446
SP SIC Pool	Wells Fargo & Co Del	8.750%	Matures 5/1/02		1,034,693
SP SIC Pool	Wells Fargo Co	9.125%	Matures 2/1/04		1,227,146
SP SIC Pool	Wells Fargo Co	6.500%	Matures 9/3/02		1,045,206
SP SIC Pool	Pepsico Inc 144A	5.375%	Matures 2/17/04		1,050,677
SP SIC Pool	Ontario Global Bond	7.750%	Matures 6/4/02		2,055,445
SP SIC Pool	Ontario Province CDA	7.375%	Matures 1/27/03		2,166,437
SP SIC Pool	International Business Machines Corp	5.100%	Matures 11/10/03		1,031,085
SP SIC Pool	Hutchison Whampo 144A	6.950%	Matures 8/1/07		4,306,873
SP SIC Pool	May Dept Stores	9.600%	Matures 1/27/06		1,156,505
SP SIC Pool	Bayer AG NT 144A	6.500%	Matures 10/1/02		2,088,220
SP SIC Pool	E.I. du Pont NT deNemours	8.125%	Matures 3/15/04		1,108,674
SP SIC Pool	Abbott Laboratories	5.625%	Matures 7/1/06		6,328,740
SP SIC Pool	SmithKline Beecham Mtn	7.375%	Matures 4/15/05		1,080,589
SP SIC Pool	Zeneca Wilmington SNR NTS	6.300%	Matures 6/15/03		1,044,240
SP SIC Pool	NY State Power	6.110%	Matures 2/15/11		3,634,320
SP SIC Pool	Alabama Power	4.875%	Matures 9/1/04		3,419,100
SP SIC Pool	Alabama Power Co	5.350%	Matures 11/15/03		1,028,316
SP SIC Pool	Balt Gas & Elec	7.250%	Matures 7/1/02		2,329,492
SP SIC Pool	Central Power & Light Co	6.875%	Matures 2/1/03		1,067,886
SP SIC Pool	Florida Power Corp Mtn	6.720%	Matures 7/1/05		1,063,570
SP SIC Pool	Natl Rural Util Coop FMG	5.950%	Matures 1/15/03		2,114,052
SP SIC Pool	Natl Rural Util	6.000%	Matures 1/15/04		2,132,893
SP SIC Pool	Natl Rural Util	5.300%	Matures 9/25/03		5,208,367
SP SIC Pool	Penn Power & Light FMG	6.500%	Matures 4/1/05		1,047,860
SP SIC Pool	PPL Electric Utilities	5.875%	Matures 8/15/07		3,807,453
SP SIC Pool	Pub Service Elec & Gas Sr BB Mtg	9.125%	Matures 7/1/05		2,267,830
SP SIC Pool	Sempra Energy	6.800%	Matures 7/1/04		2,330,631
SP SIC Pool	Texas Utilities	6.375%	Matures 10/1/04		1,049,488
SP SIC Pool	Texas Utilities 1st Mtg	6.750%	Matures 3/1/03		1,057,790
SP SIC Pool	Virginia Elec & Power	5.750%	Matures 3/31/06		4,099,019
SP SIC Pool	Wisconsin Public Svc FMG	7.300%	Matures 10/1/02		1,049,810
SP SIC Pool	Matsushita Elec Indl Deb	7.250%	Matures 8/1/02		4,227,353
SP SIC Pool	JDOT 2001 A A4	3.780%	Matures 9/15/08		2,435,974
SP SIC Pool	Kraft Foods	4.625%	Matures 11/1/06		3,634,354
SP SIC Pool	Sysco Corp	6.500%	Matures 6/15/05		2,099,618
SP SIC Pool	Finland Rep NT	7.875%	Matures 7/28/04		1,139,079
SP SIC Pool	Laclede Gas Co	8.500%	Matures 11/15/04		1,099,771
SP SIC Pool	So Cal Gas SR Z	6.875%	Matures 8/15/02		1,043,642
SP SIC Pool	Southern California Gas 1st MTG	5.750%	Matures 1/15/03		2,039,594
SP SIC Pool	AIG SunAmerica Global Financing 144A	5.850%	Matures 2/1/06		3,173,775
SP SIC Pool	Allstate Corp	5.375%	Matures 12/1/06		3,018,152
SP SIC Pool	Hartford Finl Serv	7.750%	Matures 6/15/05		4,300,498
SP SIC Pool	ITT Hartford Grp	6.375%	Matures 11/1/02		1,922,215
SP SIC Pool	Met Life 144A Surplus NT	6.300%	Matures 11/1/03		11,539,660
SP SIC Pool	Monumental Global Funding 144A	6.050%	Matures 1/19/06		4,212,260
SP SIC Pool	Principal Financial Group 144A	7.950%	Matures 8/15/04		3,310,120
SP SIC Pool	Donaldson Lufkin & Jenrette	5.875%	Matures 4/1/02		3,728,097
SP SIC Pool	Goldman Sachs Grp 144A	7.125%	Matures 3/1/03		2,136,980
SP SIC Pool	Lehman Bros Hldg	6.200%	Matures 1/15/02		1,029,699
SP SIC Pool	Lehman Brothers Holdings	7.500%	Matures 9/1/06		1,646,445
SP SIC Pool	Lehman Brothers Inc SR SUB NT	7.000%	Matures 10/01/02		1,045,410
SP SIC Pool	Merrill Lynch	6.640%	Matures 9/19/02		1,045,623
SP SIC Pool	Merrill Lynch & Co Inc	8.300%	Matures 11/1/02		1,057,193
SP SIC Pool	Merrill Lynch MTN	5.750%	Matures 11/4/02		1,031,677
SP SIC Pool	Morgan St Dean Witter Mtnc	5.625%	Matures 4/12/02		1,021,334

(Continued)

J.C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule of Assets Held at End of Year

December 31, 2001

Identity of issue	Description of asset			Current value
SP SIC Pool	Morgan Stanley Group Inc	5.625%	Matures 1/20/04	$ 5,304,331
SP SIC Pool	Morgan Stanley Grp SNR	8.100%	Matures 6/24/02	1,027,325
SP SIC Pool	Paine Webber Group Inc.	6.450%	Matures 12/1/03	1,059,485
SP SIC Pool	MCI Communications Corp	6.125%	Matures 4/15/02	7,416,495
SP SIC Pool	John Deere EMTNC	6.900%	Matures 1/18/02	1,052,277
SP SIC Pool	John Deere Cap Ser C Mtn	6.850%	Matures 12/10/02	1,035,134
SP SIC Pool	Time Warner Inc Notes	7.750%	Matures 6/15/05	1,076,094
SP SIC Pool	Proctor & Gamble	5.250%	Matures 9/15/03	1,570,093
SP SIC Pool	HDEMT 1998-3 A2	5.430%	Matures 10/15/04	1,226,151
SP SIC Pool	Atlantic Richfield	5.550%	Matures 4/15/03	1,044,277
SP SIC Pool	Texaco	8.500%	Matures 2/15/03	1,094,452
SP SIC Pool	Norfolk Southern Corp NT	7.875%	Matures 2/15/04	1,099,060
SP SIC Pool	Centerpoint Properties MTN	7.900%	Matures 1/15/03	1,619,127
SP SIC Pool	Price Reit Inc	7.125%	Matures 6/15/04	1,884,702
SP SIC Pool	FCCGT 1996-A A	6.750%	Matures 10/17/11	373,272
SP SIC Pool	Dayton Hudson	6.400%	Matures 2/15/03	1,062,218
SP SIC Pool	Sears Roebuck Acceptance Mtn	6.030%	Matures 2/18/03	2,095,700
SP SIC Pool	CIPGE 1997-1 A5	6.250%	Matures 6/25/04	1,111,774
SP SIC Pool	CIPGE 1997-1 A6	6.320%	Matures 9/25/05	3,322,891
SP SIC Pool	CISCE 1997-1 A4	6.220%	Matures 3/25/04	382,797
SP SIC Pool	CISCE 1997-1 A5	6.280%	Matures 9/25/05	2,591,167
SP SIC Pool	CISDG 1997-1 A4	6.150%	Matures 3/25/04	263,372
SP SIC Pool	CISDG 1997-1 A5	6.190%	Matures 9/25/05	1,032,702
SP SIC Pool	CISDG 1997-1 A6	6.310%	Matures 9/25/08	1,568,943
SP SIC Pool	IPSPT 1998-1 A5	5.380%	Matures 6/25/07	7,201,647
SP SIC Pool	PECO 1999-A A4	5.800%	Matures 3/1/07	1,585,220
SP SIC Pool	PECO 1999-A A7	6.130%	Matures 3/1/09	3,135,370
SP SIC Pool	PECO 2000-A A4	7.650%	Matures 3/1/10	7,822,220
SP SIC Pool	PPL 1999-1 A5	6.830%	Matures 3/25/07	6,818,752
SP SIC Pool	PPL 1999-1 A8	7.150%	Matures 6/25/09	3,222,755
SP SIC Pool	PPL 99-1 A 7	7.050%	Matures 6/25/09	4,987,401
SP SIC Pool	Safeway Inc	6.150%	Matures 3/1/06	3,144,030
SP SIC Pool	Alltel Corp	7.250%	Matures 4/1/04	1,060,645
SP SIC Pool	Bellsouth Corp	5.000%	Matures 10/15/06	4,012,947
SP SIC Pool	British Telecom PLC	7.875%	Matures 12/15/05	2,689,300
SP SIC Pool	Ches Pot Tel MD	6.000%	Matures 5/1/03	520,615
SP SIC Pool	Cincinnati Bell Tele Mtn	6.240%	Matures 12/30/03	2,115,589
SP SIC Pool	France Telecom 144A	7.200%	Matures 3/1/06	2,685,925
SP SIC Pool	Southern N/E TCM Mtn	7.000%	Matures 8/15/05	2,178,749
SP SIC Pool	US West Capital Funding Inc.	6.125%	Matures 7/15/02	1,036,703
SP SIC Pool	US West Capital Funding Inc.	6.250%	Matures 7/15/05	1,092,321
SP SIC Pool	Verizon Global Funding	6.750%	Matures 12/1/05	2,647,563
SP SIC Pool	ERAC USA FIN ENT 144A	6.625%	Matures 5/15/06	3,230,810
SP SIC Pool	WorldCom Inc NT	7.550%	Matures 4/1/04	3,190,215
CDSIC	Contl Airlines 1998-1B	6.748%	Matures 9/15/18	438,392
CDSIC	Contl Airlines 1998-1B	6.748%	Matures 9/15/18	931,584
CDSIC	CMAOT 2001-B A4	3.800%	Matures 5/15/08	1,196,399
CDSIC	MMCA 1999-2 A2	6.800%	Matures 8/15/03	917,535
CDSIC	NAROT 2001-A A4	5.750%	Matures 6/15/06	1,848,300
CDSIC	USAOT 2001 A3	3.200%	Matures 12/15/06	1,118,638
CDSIC	Ford Motor Credit Co	5.800%	Matures 1/12/09	1,869,976
CDSIC	GMAC	6.875%	Matures 9/15/11	1,499,019
CDSIC	Barclays Bank PLC	7.400%	Matures 12/15/09	895,289
CDSIC	Capital One Bank NTS	6.760%	Matures 7/23/02	1,041,709
CDSIC	Chase Manhattan Corp New	6.500%	Matures 1/15/09	662,600
CDSIC	Chase Manhattan Corp New	6.500%	Matures 1/15/09	1,408,025
CDSIC	Citigroup Inc	5.500%	Matures 8/9/06	2,077,329
CDSIC	Fleetboston Financial Corp	4.875%	Matures 12/1/06	167,650
CDSIC	Fleetboston Financial Corp	4.875%	Matures 12/1/06	1,311,616
CDSIC	MBNA America Bank NA	6.500%	Matures 6/20/06	995,106

(Continued)

J.C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule of Assets Held at End of Year

December 31, 2001

Identity of issue	Description of asset				Current value
CDSIC	Northern Trust Company SNR NTS	6.650%	Matures 11/9/04	$	851,700
CDSIC	PNC Funding Corp	5.750%	Matures 8/1/06		770,169
CDSIC	PNC Funding Corp	5.750%	Matures 8/1/06		478,753
CDSIC	State Street Corp	7.650%	Matures 6/15/10		540,820
CDSIC	Clear Channel	7.875%	Matures 6/15/05		1,312,100
CDSIC	Comcast Cable	6.750%	Matures 1/30/11		983,613
CDSIC	Hutchison Whampoa LTD 144A	7.000%	Matures 2/16/11		593,471
CDSIC	Dow Chemical Company	6.125%	Matures 2/1/11		1,032,441
CDSIC	Energy East Corp	5.750%	Matures 11/15/06		505,719
CDSIC	Entergy Louisiana 1st Mtg	6.500%	Matures 3/1/08		646,884
CDSIC	Entergy Louisiana 1st Mtg	6.500%	Matures 3/1/09		1,374,629
CDSIC	Exelon Generation Co LLC 144A	6.950%	Matures 6/15/11		625,184
CDSIC	Firstenergy Corp	7.375%	Matures 11/15/31		857,407
CDSIC	Firstenergy Corp	7.375%	Matures 11/15/31		455,651
CDSIC	PG & E National Energy Grp	10.375%	Matures 5/16/11		526,628
CDSIC	PPL Energy Supply LLC 144A	6.400%	Matures 11/1/11		643,307
CDSIC	Sempra Energy	6.800%	Matures 7/1/04		1,165,316
CDSIC	Arrow Electronics	8.200%	Matures 10/1/03		1,052,720
CDSIC	JDOT 2001 A A4	3.780%	Matures 9/15/08		1,461,585
CDSIC	CIT 2000-2 A4	6.930%	Matures 7/20/11		1,797,172
CDSIC	Kraft Foods	4.625%	Matures 11/1/06		1,004,618
CDSIC	McCormick & Co	6.400%	Matures 2/1/06		918,371
CDSIC	Williams Companies Inc	7.125%	Matures 9/1/11		1,568,017
CDSIC	GSR 2001-1 A12	4.612%	Matures 10/25/31		2,502,748
CDSIC	MRFC 2001-HEIL A3	5.945%	Matures 2/25/11		2,188,035
CDSIC	SBHEL 2000-1 A6	7.250%	Matures 2/25/15		1,875,211
CDSIC	AFLAC Inc	6.500%	Matures 4/15/09		552,599
CDSIC	Equitable Cos Deb	7.000%	Matures 4/1/28		1,001,320
CDSIC	Equitable Cos Deb	7.000%	Matures 4/1/28		1,001,320
CDSIC	Hartford Life	6.900%	Matures 6/15/04		1,057,827
CDSIC	MetLife Ins Co 144A	7.000%	Matures 11/1/05		684,171
CDSIC	MetLife Ins Co 144A	7.000%	Matures 11/1/06		1,453,863
CDSIC	Principal Mutual Finl	7.875%	Matures 3/1/24		608,947
CDSIC	Principal Mutual Finl	7.875%	Matures 3/1/25		1,294,013
CDSIC	Lehman Bros Plc	7.875%	Matures 8/15/10		1,428,446
CDSIC	Morgan Stanley Dean Witter	6.100%	Matures 4/15/06		939,796
CDSIC	AT&T Corp 144A	8.000%	Matures 11/15/31		421,028
CDSIC	AT&T Corp 144A	8.000%	Matures 11/15/31		78,943
CDSIC	AT&T Corp 144A	8.000%	Matures 11/15/31		210,514
CDSIC	AT&T Corp 144A	8.000%	Matures 11/15/31		210,514
CDSIC	Caterpillar Inc Deb	8.000%	Matures 2/15/23		746,561
CDSIC	Caterpillar Inc Deb	8.000%	Matures 2/15/24		1,586,443
CDSIC	Tyco International Group SA	5.800%	Matures 8/1/06		1,277,860
CDSIC	AOL Time Warner	7.625%	Matures 4/15/31		744,966
CDSIC	AOL Time Warner	7.625%	Matures 4/15/31		383,125
CDSIC	Alcoa Inc	6.000%	Matures 1/15/12		347,731
CDSIC	Alcoa Inc	6.000%	Matures 1/15/12		993,517
CDSIC	Phelps Dodge	8.750%	Matures 6/1/11		912,496
CDSIC	AESOP 1998-A1	6.140%	Matures 5/20/06		665,470
CDSIC	AESOP 1998-A1	6.140%	Matures 5/20/07		1,414,123
CDSIC	Eastman Kodak	6.375%	Matures 6/15/06		175,398
CDSIC	Weyerhaeuser Company 144A	5.950%	Matures 11/1/08		1,176,101
CDSIC	Pemex Finance Ltd 2000-1 A1	9.030%	Matures 2/15/11		888,199
CDSIC	CSX Corp	7.950%	Matures 5/1/27		701,075
CDSIC	Norfolk Southern Corp	7.250%	Matures 2/15/31		660,887
CDSIC	Union Pacific Co	6.650%	Matures 1/15/11		840,043
CDSIC	Simon Property Group Inc	6.875%	Matures 11/15/06		725,070
CDSIC	SSBRV 2001-1 A3	4.740%	Matures 2/15/13		1,851,816
CDSIC	Federated Dept Stores	6.625%	Matures 4/1/11		408,193
CDSIC	Federated Dept Stores	6.625%	Matures 4/1/11		622,246

(Continued)

J.C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule of Assets Held at End of Year

December 31, 2001

Identity of issue	Description of asset				Current value
CDSIC	Wal-Mart Stores	5.450%	Matures 8/1/06	$	287,066
CDSIC	RNLT 2001-1 A4	5.630%	Matures 9/15/15		2,241,208
CDSIC	Delhaize America Inc	8.125%	Matures 4/15/11		697,158
CDSIC	Kroger Co	6.800%	Matures 4/1/11		521,035
CDSIC	BellSouth Corp	6.875%	Matures 10/15/31		577,676
CDSIC	BellSouth Corp	6.875%	Matures 10/15/31		453,888
CDSIC	France Telecom 144A	7.200%	Matures 3/1/06		1,074,370
CDSIC	Qwest Capital Funding	7.250%	Matures 2/15/11		880,976
CDSIC	Southwestern Bell	6.625%	Matures 7/15/07		1,649,608
CDSIC	Verizon Global Funding	7.250%	Matures 12/1/10		1,076,022
CDSIC	ERAC USA Finance Enter 144A	8.000%	Matures 1/15/11		630,017
CDSIC	Verizon Wireless 144A	5.375%	Matures 12/15/06		1,125,808
CDSIC	WorldCom Inc	7.500%	Matures 5/15/11		816,973
Total noncredit card backed taxable bonds					415,565,900
SP SIC Pool	Fed Natl Mtg Assn 96 32DP	7.000%	Matures 8/25/19		3,604,218
SP SIC Pool	Fed Natl Mtg Assn 96-28PE	6.500%	Matures 3/25/20		3,348,271
SP SIC Pool	Fed Natl Mtg Assn 1993-187 G	6.000%	Matures 9/25/18		3,170,419
SP SIC Pool	Fed Natl Mtg Assn 1993-137 G	6.000%	Matures 9/25/19		2,301,809
SP SIC Pool	FHR 1628GC	5.850%	Matures 8/15/19		782,960
SP SIC Pool	FHR 1666 E	6.000%	Matures 12/15/19		2,067,160
SP SIC Pool	FHR 2296 PB	6.500%	Matures 3/15/31		10,505,167
SP SIC Pool	FHR 2378 PN	5.000%	Matures 7/15/11		10,447,885
SP SIC Pool	FNMA 99-31 KA	6.000%	Matures 6/25/11		2,556,850
SP SIC Pool	FNR 1996 53 PD	6.500%	Matures 6/18/10		3,289,715
SP SIC Pool	FNR 1997 84 PB	5.500%	Matures 1/25/08		3,069,220
SP SIC Pool	GNR 2001 6 PB	6.500%	Matures 10/20/27		10,237,967
CDSIC	FHR 2296 PG	6.350%	Matures 3/15/31		2,157,019
CDSIC	FNR 1998-44 J	6.500%	Matures 3/20/23		1,003,011
CDSIC	FNR 2001-32 A	6.500%	Matures 7/25/16		1,640,168
CDSIC	FNR 2001-36 D	6.500%	Matures 5/25/28		2,424,688
CDSIC	FNR 98-W8 A6	5.875%	Matures 9/25/28		487,792
CDSIC	FNR 98-W8 A7	5.875%	Matures 9/25/29		1,463,376
CDSIC	FSPC T-31 A6	6.502%	Matures 11/25/30		2,110,197
Total U.S. agency-backed collateralized mortgage obligations					66,667,890
SP SIC Pool	ACMMT 96-A A1	6.000%	Matures 11/15/05		2,597,317
SP SIC Pool	AMXCA 1997-1 A	6.400%	Matures 4/15/05		2,059,409
SP SIC Pool	AMXCA 1999-2 A	5.950%	Matures 12/15/06		4,193,018
SP SIC Pool	AMXCA 2000-1 A	7.200%	Matures 9/17/07		4,877,145
SP SIC Pool	AMXMT 1998-1A	5.900%	Matures 4/15/04		3,643,578
SP SIC Pool	CCIMT 1997-2 A	6.550%	Matures 2/15/04		6,693,924
SP SIC Pool	CCIMT 1999-2 A	5.875%	Matures 3/10/11		5,164,273
SP SIC Pool	CCIMT 97-6	17.400%	Matures 8/15/06		896,826
SP SIC Pool	CCIMT 98-2 A	6.050%	Matures 1/15/10		6,365,503
SP SIC Pool	CCIMT 98-3A	5.800%	Matures 2/7/05		3,693,270
SP SIC Pool	CCIMT 99-1 A	5.500%	Matures 2/15/06		1,054,818
SP SIC Pool	CHAMT 1997-5 A	6.194%	Matures 8/15/05		1,555,909
SP SIC Pool	CHAMT 1998-3 A	6.000%	Matures 8/15/5		1,041,597
SP SIC Pool	CHEMT 1996-2 A	5.980%	Matures 9/15/08		3,661,482
SP SIC Pool	CHEMT 1996-3 A	7.090%	Matures 2/15/09		5,440,306
SP SIC Pool	COMT 2000-1 A	7.100%	Matures 4/17/06		3,774,872
SP SIC Pool	DCMT 1993-3A	6.200%	Matures 5/16/06		1,054,552
SP SIC Pool	DCMT 1998-6 A	5.850%	Matures 1/17/06		1,065,625
SP SIC Pool	DCMT 2001 5 A	5.300%	Matures 11/15/06		599,525

(Continued)

J.C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule of Assets Held at End of Year

December 31, 2001

Identity of issue	Description of asset			Current value
SP SIC Pool	DHMT 1997-1 A	6.250%	Matures 8/25/05	$ 2,569,779
SP SIC Pool	DHMT 1998-1A	5.900%	Matures 5/25/06	2,588,783
SP SIC Pool	FBCMT 1997-1 A	6.400%	Matures 2/15/03	5,145,489
SP SIC Pool	FCCMT 2000-C A	7.020%	Matures 2/15/08	2,436,075
SP SIC Pool	FUSAM 1997-6 A	6.420%	Matures 3/17/05	2,563,667
SP SIC Pool	MBNAM 1997-1 A	6.550%	Matures 1/15/07	1,590,587
SP SIC Pool	MBNAM 1997-F A	6.600%	Matures 11/15/04	3,068,470
SP SIC Pool	MBNAM 1998-J A	5.250%	Matures 2/15/06	3,095,170
SP SIC Pool	MBNAM 1998-D A	5.800%	Matures 12/15/05	1,041,078
SP SIC Pool	MBNAM 1999-B A	5.900%	Matures 8/15/11	7,466,748
SP SIC Pool	MBNAM 1999-J A	7.000%	Matures 2/15/12	7,574,778
SP SIC Pool	MBNAN 2000-E A	7.800%	Matures 10/15/12	4,536,027
SP SIC Pool	NBCMT 1993-2 A	6.000%	Matures 12/15/05	1,046,107
SP SIC Pool	PFCMT 1997-2 A	6.500%	Matures 12/15/05	1,541,038
SP SIC Pool	SCAMT 1996-3A	7.000%	Matures 7/15/08	4,244,044
SP SIC Pool	SCAMT 99-1 A	5.650%	Matures 3/17/09	4,107,282
SP SIC Pool	SCCMT 1993-2 A	5.950%	Matures 10/7/04	2,747,943
SP SIC Pool	SCCMT 1995-9 A	6.550%	Matures 10/7/07	3,070,144
SP SIC Pool	WFNMT 1996-B A	6.950%	Matures 4/15/06	1,053,469
SP SIC Pool	AT&T Capital Corp Mtn F	6.750%	Matures 2/4/02	1,031,333
SP SIC Pool	American Express	5.500%	Matures 9/12/06	3,052,148
SP SIC Pool	American General Fin	5.875%	Matures 7/14/06	2,060,866
SP SIC Pool	Aristar Inc	7.250%	Matures 6/15/06	3,898,756
SP SIC Pool	Assoc Corp NA Mtn	6.875%	Matures 5/15/02	1,027,788
SP SIC Pool	Assoc Corp North AM NT	6.000%	Matures 12/1/02	1,033,290
SP SIC Pool	Associates Corp NA SR NT	6.500%	Matures 10/15/02	1,042,852
SP SIC Pool	Associates Corp NA SR NTS	6.875%	Matures 2/1/03	1,066,896
SP SIC Pool	Associates Corp of North America	5.750%	Matures 11/1/03	1,044,803
SP SIC Pool	Associates Corp SR Mtn	6.490%	Matures 6/27/03	1,055,197
SP SIC Pool	Comm Credit Co SNR NTS	6.450%	Matures 7/1/02	1,578,555
SP SIC Pool	Commercial Credit Co NT	7.375%	Matures 3/15/02	2,064,331
SP SIC Pool	Commercial Credit Co NTS	7.750%	Matures 3/1/05	1,101,233
SP SIC Pool	Commercial Credit Note	6.875%	Matures 5/1/02	1,026,118
SP SIC Pool	General Elec Cap Corp NT	8.850%	Matures 4/1/05	1,148,325
SP SIC Pool	General Electric Cap	8.500%	Matures 7/24/08	5,940,847
SP SIC Pool	General Electric Capital Corp NT	7.375%	Matures 1/19/10	1,128,928
SP SIC Pool	Heller Financial SNR NTS	6.000%	Matures 3/19/04	1,058,400
SP SIC Pool	Household Finance Corporation	7.000%	Matures 8/1/03	1,185,939
SP SIC Pool	Intl Lease FN	6.375%	Matures 2/15/02	1,028,463
SP SIC Pool	Intl Lease Finance NT	6.375%	Matures 8/1/02	1,047,862
CDSIC	CCCIT 2000-A1	6.900%	Matures 10/15/07	2,177,033
CDSIC	MBNAM 1999 C B 144A FRN	2.391%	Matures 5/17/04	1,500,464
CDSIC	MBNAM 1999-M A	6.600%	Matures 4/16/07	2,317,267
CDSIC	American General Fin	5.875%	Matures 7/14/06	1,030,433
CDSIC	General Electric Capital Corp Mtn	7.500%	Matures 5/15/05	1,299,255
CDSIC	General Electric Capital Corp NT	7.500%	Matures 5/15/05	704,681
CDSIC	PHH Corp Mtn	8.125%	Matures 2/3/03	554,555
Total credit card backed taxable bonds				165,126,243

(Continued)

J.C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule of Assets Held at End of Year

December 31, 2001

Identity of issue	Description of asset				Current value
SP SIC Pool	FHLMC 15YR Gold EO-0584	6.000%	Matures 11/1/03	$	758,402
SP SIC Pool	FHLMC 15YR Gold E7-4373	6.000%	Matures 1/1/14		1,079,723
SP SIC Pool	FHLMC 15YR Gold E6-8269	6.000%	Matures 11/1/12		230,750
SP SIC Pool	FHLMC 15YR Gold E7-4577	6.000%	Matures 1/1/14		381,108
SP SIC Pool	FNMA 15YR 482540	6.000%	Matures 2/1/14		735,535
SP SIC Pool	FNMA 15YR 483928	6.000%	Matures 2/1/14		48,683
SP SIC Pool	FNMA 15YR 444909	6.000%	Matures 2/1/14		526,648
SP SIC Pool	FNMA 15YR 252345	6.000%	Matures 2/1/14		570,260
SP SIC Pool	FNMA 15YR 485663	6.000%	Matures 2/1/14		1,002,934
SP SIC Pool	Fed Natl Mtg Assn	zero coupon	Matures 1/24/03		1,744,938
SP SIC Pool	Fed Natl Mtg Assn Strip	zero coupon	Matures 8/1/02		1,980,240
SP SIC Pool	Federal Home Loan Bank AG-05	6.290%	Matures 6/9/05		2,118,308
SP SIC Pool	Federal Home Loan Bank BD	4.675%	Matures 10/15/02		5,442,355
SP SIC Pool	Federal National Mortgage Association 3.	3.500%	Matures 9/15/04		10,960,871
SP SIC Pool	FHLMC	3.500%	Matures 9/15/03		1,522,277
SP SIC Pool	FHLMC	4.500%	Matures 6/15/03		2,047,160
SP SIC Pool	FNMA	4.000%	Matures 8/15/03		1,541,322
SP SIC Pool	FNMA STRIP Mtn	zero coupon	Matures 10/8/02		4,446,630
SP SIC Pool	Tenn Valley Auth Global	6.375%	Matures 6/15/05		3,180,190
SP SIC Pool	Tennessee Valley Strip	zero coupon	Matures 5/1/03		1,743,339
CDSIC	Fed Natl Mortg Assn 407457	9.000%	Matures 6/1/17		324,960
CDSIC	Fed Natl Mortg Assn 407457	9.000%	Matures 6/1/17		286,072
CDSIC	FHLMC Gold C2-8639	6.000%	Matures 7/1/29		656,751
CDSIC	FHLMC Gold C3-2195	6.000%	Matures 10/1/29		221,377
CDSIC	FHLMC Gold C2-8639	6.000%	Matures 7/1/29		727,292
CDSIC	FHLMC Gold C2-9471	6.000%	Matures 8/1/29		137,979
CDSIC	FHLMC Gold C2-9471	6.000%	Matures 8/1/29		750,923
CDSIC	FHLMC Gold C2-4458	5.500%	Matures 4/1/29		1,350,960
CDSIC	FNMA 15 YR 523322	6.000%	Matures 10/1/15		1,745,153
CDSIC	FNMA 15 YR 535740	7.000%	Matures 12/1/15		2,330,508
CDSIC	FNMA 15 YR 576334	6.000%	Matures 3/1/16		20,250
CDSIC	FNMA 15 YR 577536	6.000%	Matures 5/1/16		24,529
CDSIC	FNMA 15 YR 569588	6.000%	Matures 4/1/16		931,633
CDSIC	FNMA 15 YR 573984	6.000%	Matures 3/1/16		22,667
CDSIC	FNMA 15 YR 571901	6.000%	Matures 4/1/16		776,619
CDSIC	FNMA 15 YR 569295	6.000%	Matures 5/1/16		29,164
CDSIC	FNMA 15 YR 549528	6.000%	Matures 4/1/16		37,237
CDSIC	FNMA 15 YR 575146	6.000%	Matures 4/1/16		815,556
CDSIC	FNMA 15 YR 574865	6.000%	Matures 4/1/16		37,702
CDSIC	FNMA 15 YR 253752	6.000%	Matures 4/1/16		37,208
CDSIC	FNMA 15 YR 575158	6.000%	Matures 5/1/16		808,454
CDSIC	FNMA 15 YR 579881	6.000%	Matures 4/1/16		90,120
CDSIC	FNMA 15 YR 535301	6.000%	Matures 4/1/15		2,078,677
CDSIC	FNMA 15 YR 604841	6.000%	Matures 10/1/16		424,654
CDSIC	FNMA 15 YR 604841	6.000%	Matures 10/1/16		292,712
CDSIC	FNMA 15 YR 576739	6.000%	Matures 4/1/16		685,339
CDSIC	FNMA 15 YR 576739	6.000%	Matures 4/1/16		969,294
CDSIC	FNMA 30 YR 432088	6.000%	Matures 7/1/28		67,116
CDSIC	FNMA 30 YR 431213	6.000%	Matures 6/1/28		377,994
CDSIC	FNMA 30 YR 421051	6.000%	Matures 4/1/28		546,583
CDSIC	FNMA 30 YR 436865	6.000%	Matures 8/1/28		628,445
CDSIC	FNMA 30 YR 439478	6.000%	Matures 8/1/28		76,195
CDSIC	FNMA 30 YR 443665	6.000%	Matures 12/1/28		505,897
CDSIC	FNMA 30 YR 444594	6.000%	Matures 9/1/28		428,501
CDSIC	FNMA 30 YR 443981	6.000%	Matures 9/1/28		222,204
CDSIC	FNMA 30 YR 481067	6.000%	Matures 1/1/29		1,917,613
CDSIC	FNMA 30 YR 456140	6.000%	Matures 1/1/29		647,836
CDSIC	FNMA 30 YR 479120	6.000%	Matures 1/1/29		640,684
CDSIC	FNMA 30 YR 504984	7.000%	Matures 8/1/29		902,503
CDSIC	FNMA 30 YR 499321	7.000%	Matures 8/1/29		222,511

(Continued)

J.C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule of Assets Held at End of Year

December 31, 2001

Identity of issue	Description of asset			Current value
CDSIC	FNMA 30 YR 499321	7.000%	Matures 8/1/29	$ 170,032
CDSIC	FNMA 30 YR 511432	7.000%	Matures 9/1/29	326,430
CDSIC	FNMA 30 YR 535811	6.500%	Matures 4/1/31	2,299,492
CDSIC	FNMA 30 YR 449197	6.000%	Matures 12/1/28	5,590,648
CDSIC	FNMA 30 YR 252233	6.000%	Matures 11/1/28	833,094
CDSIC	FNMA 30 YR TBA	6.500%	Matures 1/1/31	2,938,938
CDSIC	FNMA 30 YR TBA	6.500%	Matures 1/1/31	3,661,219
CDSIC	FNMA 30 YR TBA	7.000%	Matures 1/1/31	5,182,656
CDSIC	GNMA 15 YR 781312X	7.000%	Matures 12/15/13	1,974,779
CDSIC	GNMA 15 YR 780766X	7.000%	Matures 3/15/13	692,433
CDSIC	GNMA 30 YR 030596X	9.500%	Matures 8/15/09	69,588
CDSIC	GNMA 30 YR 404230X	6.500%	Matures 7/15/28	106,539
CDSIC	GNMA 30 YR 404210X	6.500%	Matures 7/15/28	357,188
CDSIC	GNMA 30 YR 404215X	6.500%	Matures 7/15/28	179,553
CDSIC	GNMA 30 YR 034260X	9.500%	Matures 7/15/09	154,573
CDSIC	GNMA 30 YR 035820X	9.500%	Matures 10/15/09	190,735
CDSIC	GNMA 30 YR 467089X	6.500%	Matures 7/15/28	458,434
CDSIC	GNMA 30 YR 467094X	6.500%	Matures 7/15/28	204,473
CDSIC	GNMA 30 YR 469128X	6.500%	Matures 2/15/28	133,234
CDSIC	GNMA 30 YR 471719X	6.500%	Matures 7/15/28	348,879
CDSIC	GNMA 30 YR 414058X	8.000%	Matures 7/15/25	87,279
CDSIC	GNMA 30 YR 410041X	8.000%	Matures 6/15/25	178,043
CDSIC	GNMA 30 YR 407628X	8.000%	Matures 7/15/25	2,012
CDSIC	GNMA 30 YR 394440X	8.000%	Matures 7/15/25	492,398
CDSIC	GNMA 30 YR 334777X	7.500%	Matures 8/15/25	6,768
CDSIC	GNMA 30 YR 414842X	7.500%	Matures 11/15/25	19,432
CDSIC	GNMA 30YR 408776X	7.500%	Matures 9/15/25	35,074
CDSIC	GNMA 30 YR 402719X	7.500%	Matures 9/15/25	54,358
CDSIC	GNMA 30 YR 413132X	7.500%	Matures 9/15/25	66,533
CDSIC	GNMA 30 YR 419865X	7.500%	Matures 11/15/25	33,685
CDSIC	GNMA 30 YR 415757X	7.500%	Matures 11/15/25	61,430
CDSIC	GNMA 30 YR 780220X	7.500%	Matures 8/15/25	314,127
CDSIC	GNMA 30 YR 365471X	7.500%	Matures 10/15/25	208,965
CDSIC	GNMA 30 YR 379650X	7.500%	Matures 8/15/25	171,288
CDSIC	GNMA 30 YR 418755X	7.500%	Matures 11/15/25	167,169
CDSIC	GNMA 30YR 413151X	7.500%	Matures 10/15/25	130,893
CDSIC	GNMA 30 YR 404229X	6.500%	Matures 7/15/28	343,326
CDSIC	GNMA 30 YR 781129X	7.000%	Matures 11/15/28	7,583,359
CDSIC	GNMA 30 YR 486873X	6.500%	Matures 1/15/29	2,293,044
CDSIC	GNMA II TBA	6.000%	Matures 1/1/31	3,211,743
CDSIC	GNMA II 30 YR 003053M	6.500%	Matures 3/20/31	986,558
CDSIC	Govt Natl Assn 20Y 403337X	10.000%	Matures 3/15/15	88,516
CDSIC	Govt Natl Assn 20Y 403337X	10.000%	Matures 3/15/15	188,607
CDSIC	Govt Natl Mort Assn 405829X	9.000%	Matures 1/15/25	25,412
CDSIC	Govt Natl Mort Assn 365324X	9.000%	Matures 4/15/25	32,369
CDSIC	Govt Natl Mortg Assn 386988X	9.000%	Matures 2/15/25	52,947
CDSIC	Govt Natl Mortg Assn 394403X	9.000%	Matures 3/15/25	28,266
CDSIC	Govt Natl Mortg Assn 396494X	9.000%	Matures 1/15/25	17,663
CDSIC	Govt Natl Mortg Assn 401779X	9.000%	Matures 1/15/25	10,695
CDSIC	Govt Natl Mortg Assn 392427X	9.000%	Matures 7/15/24	12,674
CDSIC	Govt Natl Mortg Assn 392712X	9.000%	Matures 11/15/24	2,455
CDSIC	Govt Natl Mortg Assn 030937X	9.500%	Matures 7/15/09	47,291
CDSIC	Govt Natl Mortg Assn 404683X	9.000%	Matures 9/15/24	43,926
CDSIC	Govt Natl Mortg Assn 033287X	9.500%	Matures 8/15/09	3,738
CDSIC	Govt Natl Mortg Assn 405784X	9.000%	Matures 10/15/24	44,354
CDSIC	Govt Natl Mortg Assn 032836X	9.000%	Matures 9/15/09	3,126
CDSIC	Govt Natl Mortg Assn 185467X	9.500%	Matures 2/15/19	24,325
CDSIC	Govt Natl Mortg Assn 162659X	9.500%	Matures 10/15/19	11,937
CDSIC	Govt Natl Mortg Assn 405430X	9.000%	Matures 3/15/25	30,237
CDSIC	Govt Natl Mortg Assn 178403X	9.500%	Matures 10/15/20	21,618

(Continued)

J.C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND STOCK OWNERSHIP PLAN

Schedule of Assets Held at End of Year

December 31, 2001

Identity of issue	Description of asset				Current value
CDSIC	Govt Natl Mortg Assn 405828X	9.000%	Matures 1/15/25	$	8,653
CDSIC	Govt Natl Mortg Assn 408092X	9.000%	Matures 2/15/25		20,995
CDSIC	Govt Natl Mortg Assn 409393X	9.000%	Matures 4/15/25		10,624
CDSIC	Govt Natl Mortg Assn 411313X	9.000%	Matures 4/15/25		25,429
CDSIC	Govt Natl Mortg Assn 268444X	9.500%	Matures 10/15/19		8,508
CDSIC	Govt Natl Mortg Assn 163253X	9.500%	Matures 8/15/20		12,581
CDSIC	Govt Natl Mortg Assn 294660X	9.500%	Matures 10/15/20		12,326
CDSIC	Govt Natl Mortg Assn 272790X	9.500%	Matures 2/15/19		30,138
CDSIC	Govt Natl Mortg Assn 277409X	9.500%	Matures 8/15/19		20,155
CDSIC	Govt Natl Mortg Assn 280406X	9.500%	Matures 6/15/19		548
CDSIC	Govt Natl Mortg Assn 286907X	9.500%	Matures 10/15/20		16,699
CDSIC	Govt Natl Mortg Assn 287879X	9.500%	Matures 4/15/20		14,240
CDSIC	Govt Natl Mortg Assn 288487X	9.500%	Matures 9/15/20		5,547
CDSIC	Govt Natl Mortg Assn 251288X	9.500%	Matures 1/15/19		20,072
CDSIC	Govt Natl Mortg Assn 290217X	9.500%	Matures 9/15/20		10,903
CDSIC	Govt Natl Mortg Assn 290228X	9.500%	Matures 10/15/20		13,371
CDSIC	Govt Natl Mortg Assn 291017X	9.500%	Matures 9/15/20		15,528
CDSIC	Govt Natl Mortg Assn 291239X	9.500%	Matures 10/15/20		30,308
CDSIC	Govt Natl Mortg Assn 286946X	9.500%	Matures 9/15/20		9,664
CDSIC	Govt Natl Mortg Assn 292445X	9.500%	Matures 9/15/20		33,393
CDSIC	Govt Natl Mortg Assn 288964X	9.500%	Matures 4/15/20		4,382
CDSIC	Govt Natl Mortg Assn 780074X	9.000%	Matures 12/15/22		135,116
CDSIC	Govt Natl Mortg Assn 780015X	9.000%	Matures 11/15/24		77,703
CDSIC	Govt Natl Mortg Assn 780074X	9.000%	Matures 12/15/22		135,116
CDSIC	Govt Natl Mortg Assn 359423X	9.000%	Matures 9/15/23		6,046
CDSIC	Govt Natl Mortg Assn 362313X	9.000%	Matures 7/15/24		78,287
CDSIC	Govt Natl Mortg Assn 370804X	9.000%	Matures 8/15/24		58,837
CDSIC	Govt Natl Mortg Assn 354579X	9.000%	Matures 4/15/23		131,305
CDSIC	Govt Natl Mortg Assn 389976X	9.000%	Matures 6/15/24		42,888
CDSIC	Govt Natl Mortg Assn 392381X	9.000%	Matures 6/15/24		13,000
CDSIC	Govt Natl Mortg Assn 294902X	9.500%	Matures 9/15/20		14,410
CDSIC	Govt Natl Mortg Assn 297473X	9.500%	Matures 10/15/20		4,130
CDSIC	Govt Natl Mortg Assn 203847X	9.500%	Matures 12/15/18		6,346
CDSIC	Govt Natl Mortg Assn 1 295039X	9.500%	Matures 10/15/20		1,394
CDSIC	Govt Natl Mortg Assn I 380673X	8.500%	Matures 12/15/24		55,443
CDSIC	Govt Natl Mortg Assn I 292918X	9.500%	Matures 9/15/20		17,260
CDSIC	Govt Natl Mortg Assn I 294738X	9.500%	Matures 9/15/20		24,191
CDSIC	Govt Natl Mortg Assn I 289379X	9.500%	Matures 8/15/20		2,977
CDSIC	Govt Natl Mortg Assn I 290226X	9.500%	Matures 9/15/20		1,105
CDSIC	Govt Natl Mortg Assn I 389628X	8.500%	Matures 10/15/24		97,069
CDSIC	Govt Natl Mortg Assn I 404122X	8.000%	Matures 7/15/25		183,795
CDSIC	Govt Natl Mortg Assn II 002271M	8.500%	Matures 8/20/26		107,673
CDSIC	Govt Natl Mortg Assn II 002306M	8.500%	Matures 10/20/26		376,257
CDSIC	Govt Natl Mortg Assn II 002038M	8.500%	Matures 7/20/25		34,261
CDSIC	Fed Hm Ln Bk Bd	5.800%	Matures 9/2/08		3,387,719
CDSIC	Fed Natl Mtg Assoc Benchmark Bonds	7.125%	Matures 1/15/30		1,142,024
CDSIC	Federal Home Loan Mortgage	6.450%	Matures 4/29/09		2,030,297
CDSIC	FHLMC	6.750%	Matures 3/15/31		1,027,363
CDSIC	FHLMC	6.750%	Matures 3/15/31		2,189,906
CDSIC	FNMA	5.500%	Matures 2/15/06		552,682
CDSIC	FNMA	5.500%	Matures 2/15/06		2,868,683
CDSIC	FNMA	6.250%	Matures 2/1/11		495,402
CDSIC	FNMA	6.000%	Matures 5/15/11		1,463,901
CDSIC	US Treasury Bonds	7.250%	Matures 5/15/16		4,369,699
CDSIC	US Treasury Bonds	6.250%	Matures 8/15/23		2,272,530
CDSIC	US Treasury Bonds	6.000%	Matures 2/15/26		841,722
CDSIC	US Treasury NT	4.250%	Matures 11/15/03		1,028,248
CDSIC	US Treasury NT	4.250%	Matures 11/15/03		1,840,564
CDSIC	US Treasury NT	4.250%	Matures 11/15/03		6,647,623
CDSIC	United States Treasury	3.500%	Matures 11/15/06		823,169

(Continued)

J.C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule of Assets Held at End of Year

December 31, 2001

Identity of issue	Description of asset				Current value
CDSIC	US Treasury	6.250%	Matures 5/15/30	$	1,385,284
CDSIC	US Treasury	6.500%	Matures 2/15/10		297,611
CDSIC	US Treasury	6.250%	Matures 5/15/30		2,405,158
CDSIC	US Treasury	6.500%	Matures 2/15/10		2,695,348
CDSIC	US Treasury Bonds	6.125%	Matures 11/15/27		1,588,924
CDSIC	US Treasury Bonds	6.125%	Matures 11/15/27		105,928
CDSIC	US Treasury Note	5.625%	Matures 5/15/08		1,319,466
CDSIC	US Treasury Note	5.625%	Matures 5/15/08		2,111,146
CDSIC	US Treasury Note	5.875%	Matures 11/15/04		1,300,956
CDSIC	US Treasury Note	5.875%	Matures 11/15/04		1,039,699
CDSIC	US Treasury Note	5.875%	Matures 11/15/04		1,093,017
CDSIC	US Treasury Note	5.625%	Matures 5/15/08		1,055,574
CDSIC	US Treasury Note	5.875%	Matures 11/15/04		1,866,126
CDSIC	US Treasury Notes	6.500%	Matures 11/15/26		993,824
CDSIC	US Treasury Notes	6.500%	Matures 11/15/26		1,104,249
CDSIC	US Treasury Notes	6.500%	Matures 2/15/07		2,462,137
CDSIC	US Treasury Notes	4.750%	Matures 11/15/08		936,736
Total government agency nontaxable bonds					167,541,496
SP SIC Pool	Government Trust Certificate Ser T-4	zero coupon	Matures 11/15/03		5,641,284
SP SIC Pool	Govt Trust Cert Ser 2-F	zero coupon	Matures 5/15/04		2,108,595
SP SIC Pool	Govt Trust Ctfs Zero Cpn	zero coupon	Matures 5/15/03		957,630
Total government trust certificates					8,707,509
Bank of America 00-062	Wrap Agreement				(3,077,620)
Monumental Life BDA188TR	Wrap Agreement				(3,366,617)
Rabobank JCPE089601	Wrap Agreement				(3,348,046)
State Street Bank *	Wrap Agreement				(4,882,102)
UBS AG – 3020	Wrap Agreement				(3,078,257)
Total wrap agreements					(17,752,642)
Participant Loans	Interest rates ranged from 7.0% to 10.5% charged during the Plan year.				94,153,652
Funds held with insurance companies					
Canada Life Assurance (P-50201)	Guaranteed Investment Contract	6.080%			12,694,654
Canada Life Assurance (P-50202)	Guaranteed Investment Contract	6.120%			12,553,328
Canada Life Assurance (P-50203)	Guaranteed Investment Contract	5.900%			12,496,228
GE Life & Annuity GS-3062	Guaranteed Investment Contract	6.430%			4,562,681
GE Life & Annuity GS-3359	Guaranteed Investment Contract	7.110%			13,886,752
GE Life & Annuity GS-3360	Guaranteed Investment Contract	7.140%			13,895,022
Metropolitan 25647	Guaranteed Investment Contract	7.160%			13,095,225
New York Life – 31116	Guaranteed Investment Contract	7.400%			13,576,269
New York Life – 31116-002	Guaranteed Investment Contract	7.270%			13,114,726
New York Life – 31116-003	Guaranteed Investment Contract	6.150%			12,704,718
New York Life – 31317	Guaranteed Investment Contract	5.730%			12,244,256
Pacific Life G-26604.01	Guaranteed Investment Contract	7.620%			13,318,306
Pacific Life G-26604.02	Guaranteed Investment Contract	7.150%			13,069,813
Pacific Life G-26604.03	Guaranteed Investment Contract	5.770%			12,661,849
Pacific Life G-26604.04	Guaranteed Investment Contract	5.690%			12,241,641
Protective Life GA-1648	Guaranteed Investment Contract	7.460%			13,589,383
Protective Life GA-1659	Guaranteed Investment Contract	7.970%			13,540,822
Protective Life GA-1669	Guaranteed Investment Contract	7.780%			13,348,973
Protective Life GA-1681	Guaranteed Investment Contract	7.230%			13,083,491

(Continued)

J.C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule of Assets Held at End of Year

December 31, 2001

Identity of issue	Description of asset		Current value
Travelers Life GR-17674	Guaranteed Investment Contract	7.390%	$ 13,280,343
Travelers Life GR-17761	Guaranteed Investment Contract	7.110%	13,065,362
Travelers Life GR-17847	Guaranteed Investment Contract	6.250%	12,716,161
Total guaranteed investment contracts			278,740,003
Total investments			$ 3,455,012,874

*Party-in-interest transactions.

See accompanying independent auditors' report.

J. C. PENNEY COMPANY, INC.
SAVINGS, PROFIT-SHARING AND
STOCK OWNERSHIP PLAN

Schedule of Reportable Transactions

Year ended December 31, 2001

Identity of party involved	Description of asset	Number of transactions	Purchase price	Selling price	Expenses incurred in connection with the transaction	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Purchases:								
J.C. Penney Company, Inc.*	Common stock	472	$ 120,079,877	$ —	$ —	$ 120,079,877	$ 120,079,877	$ —
T. Rowe Price	Insurance contracts	20	230,416,265	—	—	230,416,265	230,416,265	—
State Street Bank & Trust Co.*	Short-term investment fund $1 per share	101	210,171,721	—	—	210,171,721	210,171,721	—
State Street Bank & Trust Co.*	Short-term investment fund $1 per share	127	273,344,859	—	—	273,344,859	273,344,859	—
Sales:								
J.C. Penney Company, Inc.*	Common stock	398	—	141,710,945	—	76,403,305	141,710,945	65,307,640
T. Rowe Price	Insurance contracts	7	—	102,023,321	—	102,023,322	102,023,321	(1)
State Street Bank & Trust Co.*	Short-term investment fund $1 per share	141	—	206,043,266	—	206,043,266	206,043,266	—
State Street Bank & Trust Co.*	Short-term investment fund $1 per share	118	—	285,046,703	—	285,046,703	285,046,703	—

*Party-in-interest transactions.

See accompanying independent auditors' report.